Markforged Holding Corporation

480 Pleasant St.

Watertown, MA 02472

September 8, 2022

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Markforged Holding Corporation

Acceleration Request for Registration Statement on Form S-3

File No. 333-267196 (Filed August 31, 2022)

Requested Date:         September 9, 2022

Requested Time:         4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Markforged Holding Corporation (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to September 9, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Aaron Berman at (617) 570-1917. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Aaron Berman, by facsimile to (617) 649-1465 or by email to ABerman@goodwinlaw.com.

If you have any questions regarding this request, please contact Aaron Berman of Goodwin Procter LLP at (617) 570-1917.

[Signature page follows]

Sincerely,

MARKFORGED HOLDING CORPORATION

/s/ Stephen Karp
Stephen Karp
General Counsel

cc:	Aaron Berman, Esq.
Goodwin Procter LLP

Ken Gordon, Esq.
Goodwin Procter LLP

Michael Minahan, Esq.
Goodwin Procter LLP

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